SO
3-22-04

Uf 3-12-04

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

04016988

...ATES
...NGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13846

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woodbury Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Bielenberg Drive
(No. and Street)

Woodbury	MN	55125
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard D. Fergesen 651-738-5058
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

400 One Financial Plaza, 120 S 6th St., Minneapolis, MN 55402
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Tina Caron Thomas, CPA
Asst. Director - Financial Reporting & Analysis

Woodbury Financial Services, Inc.
Member NASD, SIPC
500 Bielenberg Drive
Woodbury, MN 55125

(651) 738-5325
(800) 800-2000 Ext. 15325
FAX: (651) 738-5253

tina.thomas@hartfordlife.com

Woodbury Financial Services, Inc. and Subsidiaries

Consolidated Financial Statements as of December 31, 2003 and for the Year Then Ended, Supplemental Schedule as of December 31, 2003, Independent Auditors' Report, and Supplemental Report on Internal Control

* * * * * *

Filed Pursuant to Rule 17a-5(e)(3) under Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

WOODBURY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a(e)(3).*

AFFIRMATION

I, Richard D. Fergesen, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Woodbury Financial Services, Inc. and Subsidiaries as of and for the year ended December 31, 2003 are true and correct. I further swear that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Richard D. Fergesen
Vice President and Chief Financial Officer

Subscribed to before me this day of February 25, 2004.

Notary Public

CAROL DAWN RADEMACHER
NOTARY PUBLIC-MINNESOTA

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Tel: (612) 397-4000
Fax: (612) 397-4450
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Woodbury Financial Services, Inc. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Woodbury Financial Services, Inc. and Subsidiaries (the "Company") as of December 31, 2003 and the related consolidated statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Woodbury Financial Services, Inc. and Subsidiaires at December 31, 2003 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental schedule (g) listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2004

WOODBURY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and equivalents	$ 20,641,336
Receivables:	
Affiliated companies	7,945,457
Unaffiliated companies	1,561,780
	9,507,237
Investment in mutual funds, at fair value (cost—$5,045,204)	5,350,989
Deferred tax asset—due from affiliate	125,960,336
Other assets	1,152,587
TOTAL	$ 162,612,485

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable:	
Customers	$ 387,509
Affiliated companies	2,129,823
	2,517,332
Accrued expenses	4,100,642
Accrued commissions	6,568,287
Agent deferred compensation	4,772,349
Income tax payable—due to affiliate	462,499
Other liabilities	160,528
Total liabilities	18,581,637
STOCKHOLDER'S EQUITY:	
Common stock, par value $1 per share: authorized—50,000 shares; issued and outstanding—25,000 shares	25,000
Additional paid-in capital	396,067,658
Accumulated deficit	(252,061,810)
Total stockholder's equity	144,030,848
TOTAL	$ 162,612,485

See notes to consolidated financial statements.

WOODBURY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Product revenue:	
Sales commissions and dealer concessions	$ 99,696,330
Trail commissions	11,185,144
Marketing allowances	10,046,698
Advisory fees	1,604,953
Other product revenue	133,769
	122,666,894
OTHER REVENUE:	
Net investment income	226,409
Net gains on investments	1,289,215
Total revenues	124,182,518
EXPENSES:	
Representative commissions	93,892,259
Employee compensation and benefits	21,779,678
Facilities and equipment	2,846,273
Sales promotion and awards	1,760,536
Other general and administrative	3,903,772
Total expenses	124,182,518
LOSS BEFORE INCOME TAXES	-
INCOME TAX PROVISION	103,552
NET LOSS	$ (103,552)

See notes to consolidated financial statements.

WOODBURY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (103,552)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Net gain on investments	(1,312,247)
Changes in assets and liabilities:	
Decrease in customer receivables	150
Increase in affiliated company receivables	(5,968,263)
Increase in unaffiliated company receivables	(371,052)
Decrease in federal income tax receivable	7,229,687
Increase in deferred tax asset	(1,664,345)
Increase in other assets	(442,452)
Increase in customer payables	250,958
Increase in affiliate company payables	(667,312)
Increase in accrued expenses	423,851
Increase in accrued commissions	3,569,635
Increase in agent deferred compensation	2,449,075
Increase in income taxes payable	462,499
Increase in other liabilities	81,110
Net cash provided by operating activities	3,937,742
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of mutual funds	(1,357,000)
Sales of mutual funds	241,175
Net cash used in investing activities	(1,115,825)
NET CHANGE IN CASH AND EQUIVALENTS	2,821,917
CASH AND EQUIVALENTS—Beginning of year	17,819,419
CASH AND EQUIVALENTS—End of year	$ 20,641,336
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—	
Income taxes received from affiliate	$ 5,924,288

See notes to consolidated financial statements.

WOODBURY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
BALANCE—December 31, 2002	$ 25,000	$ 396,067,658	$ (251,958,258)	$ 144,134,400
Net loss			(103,552)	(103,552)
BALANCE—December 31, 2003	$ 25,000	$ 396,067,658	$ (252,061,810)	$ 144,030,848

See notes to consolidated financial statements.

1. NATURE OF OPERATIONS

Woodbury Financial Services, Inc. ("WFS" or the "Company") is a registered broker/dealer under the Securities Exchange Act of 1934 that distributes, principally, shares of affiliated and unaffiliated mutual funds and variable annuity and variable universal life insurance products. Prior to February 28, 2003, the Company was a wholly owned subsidiary of Hartford Administrative Services Co. ("HASCO"), which was a wholly owned subsidiary of Hartford Life and Accident Insurance Company ("HLA"). HLA is ultimately a wholly owned subsidiary of The Hartford Financial Services Group, Inc. ("The Hartford").

On February 28, 2003, HASCO issued a dividend to its parent, HLA, which consisted of all of HASCO's ownership of the Company. As a result, the Company became a wholly owned subsidiary of HLA.

The Company has three agency subsidiaries established in states that require a legal entity to be incorporated in that state in order to sell insurance products. These subsidiaries are as follows:

Woodbury Financial Agency Massachusetts, Inc.
Woodbury Financial Agency New Mexico, Inc.
Woodbury Financial Agency Texas, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its three agency subsidiaries named above. All intercompany accounts and balances have been eliminated in consolidation.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates made by management include those used to accrue for commissions receivable and payable.

Revenue and Expense Recognition—Commission income and expense on customer purchases of shares of affiliated mutual funds are recorded on a trade-date basis. Commission income from sales of other mutual fund shares, variable annuity and variable universal life products, and the related commission and other expenses on such income are recognized when the commissions are earned.

Cash and Equivalents—Cash and equivalents are defined as cash in banks and liquid investments with original maturities of three months or less. Cost approximates the market value of cash equivalents.

Investments in Mutual Funds—Mutual fund investments with a cost of $5,045,204 are carried at market value. The market value of investments in mutual funds is determined based on the quoted value of these funds in established markets. Changes in the market value of mutual funds are recorded in the results of operations.

Income Taxes—The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard ("SFAS") No. 109, *Accounting for Income Taxes*, which requires the use of the liability method of accounting for deferred income taxes. Deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, some portion of the deferred tax assets may not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Recent Accounting Pronouncements—In July 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which supersedes prior accounting guidance, Emerging Issues Task Force Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*. SFAS No. 146 prescribes new guidelines for recognition of costs associated with exit or disposal activities. The provisions of SFAS No. 146 are effective for disposal activities initiated after December 31, 2002 and did not have a significant impact on the Company's operations.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. FIN No. 45 clarifies the requirements for a guarantor's accounting for and disclosure of certain guarantees issued and outstanding. The initial recognition and the initial measurement provisions of FIN No. 45 are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are effective for financial statements of interim or annual periods after December 15, 2002. The adoption of FIN No. 45 did not have a significant impact on the Company's financial statements.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51*. FIN No. 46 explains how to identify variable interest entities ("VIE") and how an enterprise assesses its interests in a VIE to decide whether to consolidate that entity. This Interpretation requires existing unconsolidated VIEs to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN No. 46 was scheduled to be effective immediately for VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. On December 24, 2003, the FASB published a revision of FIN No. 46, *Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51* ("FIN No. 46 (R)"). FIN No. 46 (R) clarifies certain provisions of FIN No. 46 and exempts certain entities from its requirements. For interest in VIEs acquired prior to January 31, 2002, the provisions of FIN No. 46 do not apply until the end of the first interim period ending after December 31, 2003. Otherwise, FIN No. 46 was effective after January 31, 2003. The provisions of FIN No. 46 (R) are effective beginning with the first fiscal period ending after March 15, 2004. Management believes the adoption of FIN No. 46 and FIN No. 46 (R) will not have a significant impact on the Company's financial statements.

3. RELATED-PARTY TRANSACTIONS

The Company incurs significant costs associated with its distribution of mutual funds, annuities, and life insurance products manufactured by affiliated life insurance and mutual fund companies as described in Note 1. Certain revenues generated by these insurance and investment products, such as asset management and other policy, contract, and account fees, generally accrue to the affiliated product manufacturers. Because of the results of operations arising from this relationship, The Hartford provides to the Company additional revenues to achieve break-even results on a pretax basis. Such additional revenues were approximately $7,397,000 in 2003 and are included in marketing allowances. Revenues from the sales of affiliated products totaled approximately $95,546,000 in 2003, which includes the additional revenues.

The Company reimburses HLA for operating expenses paid by them on its behalf and various allocated costs which include payroll, pension, and overhead costs. The Company reimbursed HLA approximately $29,760,000 for these costs in 2003. The results of operations of the Company are not necessarily indicative of the results that might occur if the Company was operating independently.

As of December 31, 2003, the Company had payables due to the following affiliated entity:

Hartford Life and Annuity	$ 2,129,823

As of December 31, 2003, the Company had receivables due from the following affiliated entities:

Hartford Life and Annuity	$ 6,996,237
Hartford Investment Financial Services Co.	650,483
Hartford Mutual Funds	298,737
	$ 7,945,457

In addition, $462,499 due to The Hartford related to income taxes is payable and $125,960,336 due from The Hartford is related to a deferred tax asset at December 31, 2003 (see Note 7).

4. BENEFIT PLANS

Employees of the Company are included in The Hartford's noncontributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last ten years of employment. The Hartford's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, as amended, and the maximum amount that can be deducted for U.S. federal income tax purposes. Generally, pension costs are funded through the purchase of group pension contracts sold by affiliates of The Hartford.

The Hartford provides certain health care and life insurance benefits for eligible retired employees. The contribution for health care benefits depends on the retiree's date of retirement and years of service. In addition, this benefit plan has a defined dollar cap which limits average company contributions.

Employees of the Company are eligible to participate in The Hartford's Investment and Savings Plan, which is a defined contribution savings plan operated in accordance with Section 401 of the Internal Revenue Code. Under this plan, contributions, which may be invested in Class A Common

Stock of The Hartford and certain other investments, are matched to a limit of 3% of compensation. The cost allocated to the Company for pension-related expenses, health care and life insurance benefits, and contributions to The Hartford's Investment and Savings Plan, along with other employee benefits which include unemployment and social security costs, were approximately $4,272,000 during 2003. This allocation is included in the reimbursement to HLA described in Note 3.

Eligible registered representatives of the Company are able to participate in the Woodbury Financial Services, Inc. General Agents' and Writing Agents' Deferred Compensation Plan (the "Plan"). The Plan was established effective January 1, 1999 and, as a nonqualified plan, is not subject to the Employee Retirement Income Security Act of 1974. Under the Plan, the Company makes contributions on behalf of eligible registered representatives based upon production levels, which vest over a period of years if future minimum production requirements are met. These contributions are expensed by the Company over the period estimated to approximate the vesting schedule. The contributions are directed to a variety of mutual fund investment options chosen by the eligible participants, and these investments are held by the Company until they are ultimately paid to the participants. Changes in the market value of the investment will increase or reduce the amount of payment to the plan participants and are recognized by the Company in the year which the market value change occurs. At December 31, 2003, the Company had $4,772,349 recorded as agent deferred compensation liability related to this Plan since its inception. The fair value of assets held by the Company at December 31, 2003 was $5,350,989, and investment income related to these assets was $23,029 during 2003, and unrealized and realized gains were $1,289,215 during 2003. The difference between the liability and asset results from timing of the vesting of the deferred compensation. The Company contributed approximately $1,357,000 to the Plan and expensed approximately $2,717,000 during 2003.

5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission's (the "Commission") Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. At December 31, 2003, the Company's net capital of $6,297,495 was $5,058,719 in excess of the required net capital of $1,238,776. The Company's ratio of aggregate indebtedness to net capital was 2.95 to 1.

6. RESERVE REQUIREMENTS

The Company does not carry any customer accounts and is exempt from Securities and Exchange Rule 15c3-3 under paragraph k(2)(i).

7. INCOME TAXES

The Company is included in the consolidated U.S. federal income tax return filed by The Hartford. The Company will remit to (receive from) The Hartford an income tax provision (benefit) computed as if the Company filed a separate federal income tax return in accordance with the formal tax-sharing agreement between The Hartford and its subsidiaries.

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are established for the "temporary differences" between

amounts of assets and liabilities for reporting purposes and such amounts measured by tax laws and regulations. The Company's temporary differences relate primarily to goodwill which is being amortized over 15 years for tax purposes, but which have been fully written off for book purposes.

Income tax provision for the year ended December 31, 2003 consists of the following:

Federal:	
Current	$ 462,499
Deferred	(358,947)
Income tax provision	$ 103,552

Significant components of the Company's net deferred tax asset as of December 31, 2003 are as follows:

Deferred tax assets:	
Goodwill	$ 109,590,072
Deferred compensation	1,670,323
Net operating loss	11,897,450
Foreign tax credit	104,444
Alternate minimum tax credit	1,311,798
Other	1,386,249
	$ 125,960,336

The Company has not recorded a valuation allowance for its deferred tax assets because management believes that it expects to realize the benefits of the assets through its tax-sharing agreement with The Hartford.

8. CONTINGENT LIABILITIES

The Company and its subsidiaries are defendants in various lawsuits incidental to their business. Pursuant to the Stock Purchase Agreement entered into between Fortis, Inc. and HLA dated January 25, 2001, Fortis, Inc. agreed to indemnify The Hartford for liabilities arising from acts that occurred prior to The Hartford's purchase of the Company. Since Fortis, Inc. has agreed to manage the individual lawsuits as well as directly pay any associated settlements, management of the Company has not established an accrual for the potential liability in the financial statements. In the opinion of management, any liability resulting from such proceedings subsequent to The Hartford's purchase of the Company would not have a material adverse effect on the Company's financial position.

As a result of recent regulatory attention on breakpoints in the sale of mutual fund shares, the National Association of Securities Dealers issued a Notice-to-Members (August 2003, NtM 03-47), which orders restitution where members are aware that customers did not receive the breakpoint discounts to which they were entitled. Management has not yet determined the amount of restitution that it will ultimately be required to make. Although the amounts involved could be substantial, management does not believe the total amount of restitution will have a material adverse effect on the Company's financial condition and results of operations.

Regulators at the state and federal level, as well as the Congress, are also investigating the manner in which mutual funds compensate broker/dealers in connection with the sale of the mutual funds' shares by the broker/dealer. It is likely in the future that broker/dealers will be required to provide more disclosure to their clients with respect to such payments and possible that such payments may be restricted. Any further resultant action from the task force and regulatory studies concerning mutual funds could negatively affect the Company's financial condition and results of operations.

* * * * * *

SUPPLEMENTAL SCHEDULE

WOODBURY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2003

TOTAL STOCKHOLDER'S EQUITY	$ 144,030,848
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Accounts receivable:	
Affiliated companies	7,646,721
Unaffiliated companies	1,561,780
Affiliated mutual funds	231,207
Deferred tax asset	125,960,336
Other assets	1,127,588
	136,527,632
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	7,503,216
HAIRCUTS ON SECURITIES	1,205,721
NET CAPITAL	6,297,495
MINIMUM CAPITAL REQUIRED (the greater of $250,000 or 6-2/3% of aggregate indebtedness)	1,238,776
EXCESS NET CAPITAL	$ 5,058,719
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.95 to 1
AGGREGATE INDEBTEDNESS— Total liabilities from the statement of financial condition	$ 18,581,637

There were no material differences between the net capital computation as presented herein and as reported by the Company in Part II of Form X-17a-5 as of December 31, 2003.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Tel: (612) 397-4000
Fax: (612) 397-4450
www.deloitte.com

Deloitte & Touche

February 25, 2004

Board of Directors and Stockholder
Woodbury Financial Services, Inc.

In planning and performing our audit of the consolidated financial statements of Woodbury Financial Services, Inc. and Subsidiaries (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 25, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Security and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP